January 17, 2014

Via EDGAR (Correspondence)

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, DC. 20549

Re:     Viacom Inc.
Form 10-K for Fiscal Year Ended September 30, 2013
Filed November 14, 2013
File No. 001-32686

Dear Mr. Spirgel:

On behalf of Viacom Inc., set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated January 7, 2014 concerning our Form 10-K for the fiscal year ended September 30, 2013. For the purposes of this letter, we refer to our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 as our “2013 Form 10-K”. References to “we”, “us”, “our” and the “Company” refer to Viacom Inc. For your convenience, our responses follow the sequentially numbered Comments copied in bold from your letter.

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Management’s Discussion and Analysis

Media Networks

Advertising, page 41

1.We note from Mr. Thomas Dooley’s remarks during your fourth quarter earnings call that almost all of your advertising is an integrated package because of great demand from your largest advertisers to buy across the ecosystem. Please expand your disclosure to explain the nature of the integrated package and to what extent the advertising revenue growth was driven by advertising platform (i.e., television, online, mobile) for all periods presented.

The comment made by Mr. Dooley was in response to a targeted analyst question on the role of digital advertising. Digital advertising is mostly sold as part of an integrated sale with traditional linear formats; however, at this time the digital inventory is limited and immaterial to our overall revenues, as measured both in relative dollar amount and contribution to revenue growth.

In future filings, we will expand our disclosure to explain the nature of the integrated package (incremental disclosure in bold) and, if material, will discuss the extent to which advertising revenue growth was driven by digital platforms.

Demand and pricing for our advertising depends on our ratings and overall market conditions. We also drive additional demand through integrated sales of digital advertising inventory and through our integrated marketing services, providing unique branded entertainment and custom sponsorship opportunities to our advertisers.

Critical Accounting Estimates

Revenue Recognition, page 60

2.We note your disclosure hereunder that you evaluate multiple element arrangements for bundled advertising and content licenses, which involves allocating the consideration among individual deliverables within the bundled arrangement. Please expand your disclosure to separately identify each unit of accounting and your basis for allocating revenue and recognizing revenue therefrom.

In future filings, we will expand our disclosure to separately identify each unit of accounting and our basis for allocating revenue and recognizing revenue therefrom (incremental disclosure in bold).

Revenue Recognition
We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Determining whether some or all of these criteria have been met involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.

Multiple Element Deliverables
Advertising revenues are principally generated from the sale of advertising time comprised of multiple commercial units. Each advertising spot comprises a deliverable for accounting purposes. Consideration for these arrangements is allocated among the individual advertising spots based on relative fair value using Viacom-specific prices, and revenue is recognized when the advertisement is aired and the contracted audience rating is met.
Affiliate revenue arrangements with certain digital distributors include multiple programs made available for distribution on one or more dates for a fixed fee. Consideration for such arrangements is allocated among the programs based on relative fair value using management’s best estimate considering viewing performance and other factors, and revenue is recognized upon initial availability of the respective programs.

Financial Statements

Legal Matters, page 96

3.Tell us how you recorded the settlement of the Melrose dispute, including the acquisition of Melrose 2 investors’ remaining interests, in your financial statements.

The resolution of the dispute was in substance an acquisition of film rights. It resulted in an adjustment to ultimate participation costs owed to the Melrose 2 investors for a slate of films and the acquisition of these investors’ remaining interests in the film slate. In accordance with ASC 926-405 and ASC 926-20, respectively, both the adjustment to ultimate participation costs and the acquisition of the film slate interests are accounted for using the individual-film-forecast-computation method, which amortizes such costs based on the ratio that current period actual revenue bears to estimated remaining ultimate revenue for each film. The amount of incremental film costs amortized during the year as a result of this transaction was immaterial.

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In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling LLP at (212) 848-7325.

Sincerely,

/s/ Katherine Gill-Charest

Katherine Gill-Charest
Senior Vice President, Controller & CAO
Viacom Inc.

cc:	Philippe P. Dauman, President and Chief Executive Officer, Viacom Inc.

Thomas E. Dooley, Senior Executive Vice President and Chief Operating Officer, Viacom Inc.
Wade Davis, Executive Vice President, Chief Financial Officer, Viacom Inc.
Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.
Stephen T. Giove, Shearman and Sterling LLP
James DePonte, PricewaterhouseCoopers LLP

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